UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

THE ACTIVE NETWORK, INC.

(Name of Subject Company)

THE ACTIVE NETWORK, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00506D100

(CUSIP Number of Class of Securities)

David M. Eisler, Esq.

Senior Vice President, General Counsel and Corporate Secretary

The Active Network, Inc.

10182 Telesis Court

San Diego, California 92121

(858) 964-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Michael S. Kagnoff, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

(858) 638-6722

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment No. 6”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) previously filed by The Active Network, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 8, 2013, relating to the offer by (i) Athlaction Holdings, LLC, a Delaware limited liability company (“Parent”), (ii) Athlaction Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), and (iii) Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P., affiliates of each of Parent and Purchaser, to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”), for a purchase price of $14.50 per Share, net to the seller in cash, without interest, subject to any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 8, 2013, and in the related letter of transmittal, each of which may be amended or supplemented from time to time.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 6.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

By amending and restating the second paragraph under the subsection heading entitled “Background of Offer and Merger” on page 14 of the Schedule 14D-9:

“Between August 2012 and March 2013, from time to time, the Company’s senior management had informal meetings with representatives from various private equity funds regarding the Company. During February and March 2013, in response to the meetings held with senior management, the Company received six verbal and one written non-binding indications of interest from private equity firms ranging from $7.00 to $12.00 per share, with the various funds indicating price ranges as follows: Fund A, $8.00 to $9.00 per share; Fund E, $9.00 to $11.00 per share; Fund 1, $10.00 to $12.00 per share; Fund 2, $8.00 to $9.50 per share; Fund 3, $7.00 to $10.00 per share; Fund 4, $8.00 to $10.00 per share; and Fund 5, $8.00 to $11.00 per share. Vista neither participated in any of these meetings nor provided the Company with an indication of interest during this period.”

By amending and restating the third sentence of the sixth paragraph under the subsection heading entitled “Background of Offer and Merger” on page 15 of the Schedule 14D-9:

“The representatives of Citi also reviewed their discussions with Fund 1 and Fund 2 that had previously submitted indications of interest regarding their continued interest in either accumulating an equity position in the Company or pursuing an acquisition of the Company.”

By adding the following new sentence at the end of the tenth paragraph under the subsection heading entitled “Background of Offer and Merger” on page 15 of the Schedule 14D-9:

“On April 29, 2013, the closing price of the Common Stock on the New York Stock Exchange was $5.16 per share.”

By amending and restating the thirteenth paragraph under the subsection heading entitled “Background of Offer and Merger” on page 16 of the Schedule 14D-9:

“In early April, a private equity fund, which was part of the consortium that we refer to later in this Section as Fund C, informed Citi that it had taken an ownership stake in the Company of just under 5% of the Company’s outstanding Common Stock. On May 20, 2013, at a meeting requested by this private equity fund, representatives of the fund met with the Company’s senior management to discuss the fund’s perspective on the Company’s long-term prospects. At this meeting, and in a follow up call with Citi on May 22, 2013, Fund C presented its detailed perspective on the Company’s business and indicated three investment options: (i) taking the Company private at a price range of $9.00 to $10.00 per share, with discussions of prices above those levels in the $10.00 to $12.00 range; (ii) acquiring shares in a private placement, at up to $7.00 per share, providing capital to restructure the business, with Fund C taking a hands on role in assisting the Company, and (iii) if the Company was not interested in (i) or (ii), open market purchases of up to 15% with potential agitation for Board representation. On May 22, 2013, the closing price of the Common Stock on the New York Stock Exchange was $6.24 per share.

By amending and restating the sixteenth paragraph under the subsection heading entitled “Background of Offer and Merger” on page 16 of the Schedule 14D-9:

“On June 27, 2013, Fund 5 submitted to the Company a non-binding indication of interest to acquire the Company at a price between $9.00 and $12.00 per share. On June 27, 2013, the closing price of the Common Stock on the New York Stock Exchange was $7.27 per share.”

By adding the following new sentence at the end of the twenty-third paragraph under the subsection heading entitled “Background of Offer and Merger” on page 17 of the Schedule 14D-9:

“On August 1, 2013, the closing price of the Common Stock on the New York Stock Exchange was $8.31 per share.”

By amending and restating the first sentence of the twenty-eighth paragraph under the subsection heading entitled “Background of Offer and Merger” on page 18 of the Schedule 14D-9:

“Between August 19, 2013 and August 29, 2013, at the direction of the Committee, Citi distributed a first round bid process letter to 29 parties, including Vista, 27 other private equity funds and one strategic party, describing the bid process and providing a date for the submission of preliminary non-binding indications of interest for the Company.”

By amending and restating the thirty-first paragraph under the subsection heading entitled “Background of Offer and Merger” on page 18 of the Schedule 14D-9:

“On September 4, 2013, the Company received non-binding indications of interest from 17 private equity funds. As set forth in the table below, the nonbinding indications valued the Company in a range from $9.75 to $14.00 per share, with only two indications referencing a single purchase price above $12.00 per share and with Vista submitting the highest bid referencing a single purchase price at $12.75 per share in cash, and a private equity fund, Fund A, providing the only potentially higher bid, indicating a price range of between $12.00 and $14.00 per share.

Fund	Price or Price Range
Vista	$12.75
A	$12.00-14.00
C	$12.50
B	$12.00
D	$12.00
E	$12.00
F	$12.00
G	$12.00
3	$11.00-12.00
H	$10.00-12.00
6	$10.50-11.50
7	$10.60-11.25
4	$10.50
8	$10.25
5	$10.25
1 and 2	$10.00
9	$9.75-10.50

Vista’s indication of interest also noted that it was prepared to move aggressively to provide speed and certainty to the process and included a request that in-person presentations be scheduled with the Company’s senior management beginning on September 10, 2013. Of the five strategic parties Citi either contacted, or received inbound indications of interest from, the only strategic party that executed a nondisclosure and standstill agreement failed to submit an indication of interest and indicated to the representatives of Citi that it would not make a bid because it had determined it was not interested in acquiring the entire Company. The other four strategic parties previously identified by Citi or that contacted Citi declined to participate in the process. On September 4, 2013, the closing price of the Common Stock on the New York Stock Exchange was $9.84 per share.”

By amending and restating the first sentence of the thirty-sixth paragraph under the subsection heading entitled “Background of Offer and Merger” on page 19 of the Schedule 14D-9:

“During the period from September 9, 2013 through September 27, 2013, telephonic and in-person due diligence meetings with the Company’s senior management were scheduled and held with all of remaining interested parties other than Fund G, which notified the representatives of Citi that it did not intend to continue in the process because it did not believe that it could provide a competitive bid in the timeline set forth for the process.”

By adding the following new sentence at the end of the forty-first paragraph under the subsection heading entitled “Background of Offer and Merger” on page 19 of the Schedule 14D-9:

“On September 23, 2013, the closing price of the Common Stock on the New York Stock Exchange was $10.43 per share.”

By adding the following new sentence at the end of the forty-seventh paragraph under the subsection heading entitled “Background of Offer and Merger” on page 20 of the Schedule 14D-9:

“On September 26, 2013, the closing price of the Common Stock on the New York Stock Exchange was $11.33 per share.”

By adding the following new sentence at the end of the fiftieth paragraph under the subsection heading entitled “Background of Offer and Merger” on page 21 of the Schedule 14D-9:

“On September 27, 2013, the closing price of the Common Stock on the New York Stock Exchange was $11.40 per share.”

By amending and restating the second, third and fourth sentences of the second paragraph under the subsection heading entitled “Certain Financial Projections” on page 28 of the Schedule 14D-9:

“The Financial Projections were provided to the Committee on September 22, 2013, and reviewed and discussed at a meeting of the Committee on September 22, 2013 in connection with its analysis of strategic alternatives. The Financial Projections were also provided to the Company Board on September 26, 2013 for review and discussion at the meeting of the Company Board on September 27, 2013. In addition, certain financial forecasts relating to the Company covering fiscal years 2017 and beyond were extrapolated utilizing information provided by the Company and certain calculations performed by Citi at the direction of, and approved by, the management of the Company (together with the Financial Projections, we refer to these forecasts as the “Financial Information”).”

By amending and restating the first sentence of the third paragraph under the subsection heading entitled “Certain Financial Projections” on page 28 of the Schedule 14D-9:

“The Company provided the Financial Information to Citi on September 20, 2013 and directed Citi to use the Financial Information in connection with the rendering of its fairness opinion to the Company Board and in performing its related financial analysis, as described below in “Opinion of the Company’s Financial Advisor” in Item 4(b)(iv).”

By amending and restating the table included under the subsection heading entitled “Certain Financial Projections” on page 29 of the Schedule 14D-9:

(In Millions)	Financial Projections				Extrapolations As Described Above
	2013	2014	2015	2016	2017	2018
Total Revenue	$457	$492	$542	$602	$657	$703
Cost of Goods Sold (COGS)	165	175	190	208	N/A	N/A
Gross Profit	$292	$317	$352	$394	N/A	N/A
Sales & Marketing	101	109	114	120	N/A	N/A
Research & Development Gross	99	92	93	95	N/A	N/A
Less: Capitalized Software	(21)	(15)	(9)	(5)	N/A	N/A
Research & Development Net	78	78	84	90	N/A	N/A
General & Administrative	58	61	64	68	N/A	N/A
Total Operating Expenses	$237	$248	$262	$279	N/A	N/A
Adjusted EBITDA	$55	$69	$89	$115	$132	$148
Unlevered After-tax Free Cash Flow:
Adjusted EBITDA	$55	$69	$89	$115	$132	$148
Income Taxes at Illustrative 35% Tax Rate	0	0	(3)	(15)	(22)	(29)
Stock-based Compensation	(24)	(20)	(27)	(30)	(33)	(35)
Capital Expenditure	(21)	(19)	(22)	(24)	(26)	(28)
Capitalized Software	(21)	(15)	(9)	(5)	(5)	(4)
Working Capital Increase/(Decrease)	10	11	14	17	15	13
Total Unlevered After-tax Free Cash Flow	(1)	27	43	58	61	65
Other:
Depreciation and Amortization	61	53	54	42	36	32

By amending and restating the table under the heading “Reconciliation of Adjusted EBITDA to Net Income (Loss):” immediately following the sixth paragraph included under the subsection entitled “Certain Financial Projections” on page 30 of the Schedule 14D-9 as follows:

“Reconciliation of Adjusted EBITDA and Unlevered After-tax Free Cash Flow to Net Income (Loss):

(In Millions)	Financial Projections				Extrapolations As Described Above
	2013	2014	2015	2016	2017	2018
Net Income (Loss)	($36)	($9)	$2	$37	$119	$49
Interest Expense, Net	1	1	1	1	1	1
Deferred Tax Calculation Credit	0	0	0	0	(81)	0
Provision For Income Taxes	4	4	5	5	24	31
Depreciation and Amortization	61	53	54	42	36	32
Stock-based Compensation	24	20	27	30	33	35
Other (Income) Expense, Net	1	0	0	0	0	0
Adjusted EBITDA	$55	$69	$89	$115	$132	$148
Income Taxes at Illustrative 35% Tax Rate	0	0	(3)	(15)	(22)	(29)
Stock-Based Compensation	(24)	(20)	(27)	(30)	(33)	(35)
Capital Expenditures	(21)	(19)	(22)	(24)	(26)	(28)
Capitalized Software	(21)	(15)	(9)	(5)	(5)	(4)
Working Capital Increase/(Decrease)	10	11	14	17	15	13
Total Unlevered After-tax Free Cash Flow	($1)	$27	$43	$58	$61	$65
GAAP Financials:
Net Revenue:
Technology Revenue	406	439	484	538	N/A	N/A
Marketing Services Revenue	51	53	58	64	N/A	N/A
Total Net Revenue	$457	$492	$542	$602	$657	$703
Cost of Net Revenue:
Cost of Technology Revenue	201	210	227	233	N/A	N/A
Cost of Marketing Services Revenue	5	4	4	5	N/A	N/A
Cost of Net Revenue	206	214	231	238	N/A	N/A
Gross Profit	$251	$278	$311	$364	N/A	N/A
Sales & Marketing	106	114	121	127	N/A	N/A
Research & Development Gross	103	97	101	104	N/A	N/A
Less: Capitalized Software	(21)	(15)	(9)	(5)	N/A	N/A
Research & Development Net	82	83	92	99	N/A	N/A
General & Administrative	77	75	83	90	N/A	N/A
Amortization of Intangibles	16	10	6	5	N/A	N/A
Total Operating Expenses	$281	$282	$302	$321	N/A	N/A
Income (Loss) From Operations	($30)	($4)	$8	$43	$63	$81
Interest Income	0	0	0	0	0	0
Interest Expense	(1)	(1)	(1)	(1)	(1)	(1)
Other Income (Expense), Net	(1)	0	0	0	0	0
Income (Loss) Before Provision for Income Taxes	($32)	($5)	$7	$42	$62	$80
Deferred Tax Calculation Credit	0	0	0	0	(81)	0
Provision for Income Taxes	4	4	5	5	24	31
Net Income (Loss)	($36)	($9)	$2	$37	$119	$49”

By amending and restating the table included under the subsection heading entitled “Certain Financial Projections” on page 31 of the Schedule 14D-9:

(In Millions)	Target Financial Model
	2013	2014	2015	2016
Total Revenue	$457	$510	$586	$677
Cost of Goods Sold (COGS)	165	180	197	219
Gross Profit	292	330	388	458
Sales & Marketing	101	110	123	135
Research & Development Gross	99	92	91	90
Less: Capitalized Software	(21)	(15)	(9)	(5)
Research & Development Net	78	78	82	85
General & Administrative	58	61	66	70
Total Operating Expenses	237	248	271	290
Adjusted EBITDA	55	82	118	168
Levered Free Cash Flow:
Capital Expenditures	(21)	(20)	(23)	(27)
Capitalized Software	(21)	(15)	(9)	(5)
Capitalized Leases	(2)	(2)	(3)	(3)
Total	(44)	(37)	(35)	(35)
Change in Working Capital	10	12	15	18
Other	(5)	(5)	(6)	(6)
Total Levered Free Cash Flow	16	52	92	145

By amending and restating the table under the heading “Reconciliation of Adjusted EBITDA to Net Income (Loss):” immediately following the fourth paragraph included under the subsection entitled “Certain Financial Projections – Target Financial Model” on page 32 of the Schedule 14D-9 as follows:

“Reconciliation of Adjusted EBITDA and Levered Free Cash Flow to Net Income (Loss):

(In Millions)	Target Financial Model
	2013	2014	2015	2016
Net Income (Loss)	($36)	$4	$31	$139
Interest Expense, Net	1	1	1	1
Deferred Tax Calculation Credit	0	0	0	(81)
Provision For Income Taxes	4	4	5	37
Depreciation and Amortization	61	53	54	42
Stock-based Compensation	24	20	27	30
Other (Income) Expense, Net	1	0	0	0
Adjusted EBITDA	$55	$82	$118	$168
Capital Expenditures	(21)	(20)	(23)	(27)
Capitalized Software	(21)	(15)	(9)	(5)
Capitalized Leases	(2)	(2)	(3)	(3)
Working Capital Increase/(Decrease)	10	12	15	18
Other	(5)	(5)	(6)	(6)
Total Levered Free Cash Flow	$16	$52	$92	$145
GAAP Financials:
Net Revenue:
Technology Revenue	406	453	520	600
Marketing Services Revenue	51	57	66	77
Total Net Revenue	$457	$510	$586	$677
Cost of Net Revenue:
Cost of Technology Revenue	201	214	233	243
Cost of Marketing Services Revenue	5	5	5	6
Cost of Net Revenue	206	219	238	249
Gross Profit	$251	$291	$348	$428
Sales & Marketing	106	115	130	142
Research & Development Gross	103	97	99	99
Less: Capitalized Software	(21)	(15)	(9)	(5)
Research & Development Net	82	83	90	94
General & Administrative	77	74	84	91
Amortization of Intangibles	16	10	6	5
Total Operating Expenses	$281	$282	$310	$332
Income (Loss) From Operations	($30)	$9	$37	$96
Interest Income	0	0	0	0
Interest Expense	(1)	(1)	(1)	(1)
Other Income (Expense), Net	(1)	0	0	0
Income (Loss) Before Provision for Income Taxes	($32)	$8	$36	$95
Deferred Tax Calculation Credit	0	0	0	(81)
Provision for Income Taxes	4	4	5	37
Net Income (Loss)	($36)	$4	$31	$139”

By adding the following new sentence at the end of the eighth paragraph under the subsection heading entitled “Certain Financial Projections – Target Financial Model” on page 32 of the Schedule 14D-9:

“The Company provided the Target Financial Model to Citi on August 12, 2013.”

By amending and restating the second sentence of the first paragraph under the subsection heading entitled “Opinion of the Company’s Financial Advisor – Selected Companies Analysis” on page 35 of the Schedule 14D-9:

“These companies were selected because, among other reasons, they possessed certain financial, operational or business characteristics which in Citi’s view, and based on Citi’s professional judgment, were similar to those of the Company or otherwise relevant for purposes of comparison.”

By deleting the bullet point list immediately following the first paragraph under the subsection heading entitled “Opinion of the Company’s Financial Advisor – Selected Companies Analysis” on page 35 of the Schedule 14D-9:

By amending and restating the second paragraph and adding in the following new table under the subsection heading entitled “Opinion of the Company’s Financial Advisor – Selected Companies Analysis” on page 35 of the Schedule 14D-9:

“Citi reviewed, among other information, fully diluted enterprise values of the selected companies, calculated as fully diluted equity values based on closing stock prices of the selected companies on September 27, 2013 plus debt, less cash and cash equivalents and other adjustments, as multiples of calendar year 2013 and calendar year 2014 estimated earnings before interest, taxes, depreciation and amortization, excluding stock-based compensation (“EBITDA”). These selected companies and their estimated calendar year 2013 and 2014 EBITDA multiples were as follows:

Company Name	Enterprise value /calendar year 2013 estimated EBITDA	Enterprise value /calendar year 2014 estimated EBITDA
SMB Service Providers j2 Global, Inc.	9.6x	9.0x
Web.com Group, Inc.	16.0x	14.3x
ReachLocal, Inc.	9.1x	6.9x

Online Media Companies
IAC/InterActiveCorp	7.4x	6.3x
AOL Inc.	5.3x	5.0x
Bankrate, Inc.	17.9x	14.6x
WebMD Health Corp.	11.3x	9.2x
ValueClick, Inc.	6.6x	6.1x
Demand Media, Inc.	5.8x	5.2x
QuinStreet, Inc.	9.3x	8.9x

Lower Growth SaaS Providers
Dealertrack Technologies, Inc.	16.2x	14.1x
Advent Software, Inc.	15.5x	12.5x
LogMeIn, Inc.	19.3x	13.0x
Constant Contact, Inc.	15.2x	12.6x
LivePerson, Inc.	21.2x	16.4x
IntraLinks Holdings, Inc.	14.1x	12.6x
Vocus, Inc.	15.4x	9.6x

Transaction Marketplaces
OpenTable, Inc.	20.8x	17.5x
Cvent, Inc.	NM	NM

The observed low to high calendar year 2013 and calendar year 2014 estimated EBITDA multiples for the selected companies were 5.3x to 21.2x (with a median of 14.6x and a mean of 13.1x), and 5.0x to 17.5x (with a median of 11.1x and a mean of 10.8x), respectively. Based on its professional judgment and taking into consideration the observed multiples for the selected companies, Citi then applied selected ranges of calendar year 2013 and calendar year 2014 estimated EBITDA multiples of 9.5x to 13.0x and 7.0x to 11.0x, respectively, derived from the selected companies to corresponding data of the Company. Citi did not consider net operating losses (“NOLs”) in its selected companies analysis because NOLs are not relevant to the calculation of estimated EBITDA, a metric Citi chose to review based on its professional judgment. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other information. Financial data of the Company were based on the Financial Information provided by the Company’s management (see “Certain Financial Projections” in Item 4(b)(iii) above). (EBITDA, as used in this description of Citi’s opinion, is computed in the same manner as the metric referred to as “Adjusted EBITDA” in the Financial Information; accordingly, for purposes of this description, the term EBITDA is used for Adjusted EBITDA where relevant.) This analysis indicated the following approximate implied per share equity value reference range for the Company, as compared to the per share cash consideration to be received in the Offer and the Merger:”

By inserting the following new sentences at the end of the first paragraph under the subsection heading entitled “Opinion of the Company’s Financial Advisor – Selected Transactions Analysis” on page 36 of the Schedule 14D-9:

“Citi, in exercising its professional judgment, selected these transactions because, among other reasons, they involve companies which operated in the industry in which the Company operates or which are otherwise relevant for purposes of comparison, and, with respect to certain of the selected transactions, because they involved a private equity buyer. Citi reviewed fully diluted enterprise values of the selected transactions, calculated as the fully diluted purchase prices paid for the target companies’ equity plus debt, less cash and cash equivalents and other adjustments, as multiples of the last twelve months’ EBITDA (which we refer to as LTM EBITDA) and the next twelve months’ estimated EBITDA (which we refer to as NTM EBITDA). These selected transactions and their LTM EBITDA and NTM EBITDA multiples were as follows:”

By amending and restating the table immediately following the first paragraph under the subsection heading entitled “Opinion of the Company’s Financial Advisor – Selected Transactions Analysis” on page 36 of the Schedule 14D-9:

“Announcement Date	Target	Acquiror	Enterprise value / LTM EBITDA	Enterprise value / NTM EBITDA
5/20/2013	Websense, Inc.	Vista Equity Partners	12.9x	15.4x
5/8/2013	Market Leader, Inc.	Trulia, Inc.	NM	34.5x
5/6/2013	BMC Software, Inc.	Bain Capital Partners, Golden Gate Capital, GIC Special Investments Pte Ltd, Insight Venture Partners	7.5x	7.3x
11/8/2012	KAYAK Software Corporation	priceline.com Incorporated	24.2x	19.3x
11/1/2012	JDA Software Group, Inc.	RedPrairie Corporation	10.3x	9.5x
10/22/2012	Ancestry.com Inc.	Permira Advisers	9.4x	8.0x
8/27/2012	Deltek, Inc.	Thoma Bravo	16.6x	8.5x
3/19/2012	Misys PLC	Vista Equity Partners	12.7x	10.5x
1/17/2012	Convio, Inc.	Blackbaud, Inc.	28.3x	20.6x
12/9/2011	Blue Coat Systems, Inc.	Thoma Bravo, Teachers’ Private Capital	10.6x	11.4x
7/1/2011	Blackboard Inc.	Providence Equity Partners	15.3x	11.4x
6/29/2011	Go Daddy Group, Inc.	Kohlberg Kravis Roberts, Silver Lake Partners, Technology Crossover Ventures	N/A	N/A
4/4/2011	Epicor Software Corporation	Apax Partners	13.2x	8.9x
3/27/2011	GSI Commerce, Inc.	eBay Inc.	16.6x	11.9x
3/12/2011	Lawson Software, Inc.	Golden Gate Capital	12.5x	9.9x
11/22/2010	Novell, Inc.	The Attachmate Group, Inc.	4.8x	5.1x
11/2/2010	Art Technology Group, Inc.	Oracle Corporation	32.2x	16.8x
10/28/2010	Syniverse Technologies, Inc.	The Carlyle Group	10.1x	9.6x
10/25/2010	CommScope, Inc.	The Carlyle Group	7.5x	7.2x
9/20/2010	Internet Brands, Inc.	Hellman & Friedman	13.0x	11.6x
4/16/2010	Phase Forward Incorporated	Oracle Corporation	20.4x	11.1x
2/12/2010	SkillSoft PLC	Advent International Corporation, Berkshire Partners, Bain Capital Partners	9.2x	9.3x”

By deleting the first and second sentences of the second paragraph under the subsection heading entitled “Opinion of the Company’s Financial Advisor – Selected Transactions Analysis” on page 36 of the Schedule 14D-9:

By inserting the following sentence immediately following the fourth sentence of the second paragraph under the subsection heading entitled “Opinion of the Company’s Financial Advisor – Selected Transactions Analysis” on page 36 of the Schedule 14D-9:

“Citi did not consider NOLs in its selected transactions analysis because NOLs are not relevant to the calculation of LTM EBITDA and NTM EBITDA, a metric Citi chose to review based on its professional judgment.”

By inserting the following new sentence immediately following the first sentence in the first paragraph under the subsection heading entitled “Opinion of the Company’s Financial Advisor – Discounted Cash Flow Analysis” on page 37 of the Schedule 14D-9:

“Unlevered, after-tax free cash flows were calculated by subtracting stock-based compensation, capital expenditures (including capitalized software), provision for income taxes and increase in working capital from the Company’s Adjusted EBITDA.”

By amending and restating the third sentence in the first paragraph under the subsection heading entitled “Opinion of the Company’s Financial Advisor – Discounted Cash Flow Analysis” on page 37 of the Schedule 14D-9:

“Citi then calculated implied terminal values for the Company based on terminal NTM EBITDA multiples ranging from 6.0x to 8.0x (which range was based on Citi’s professional judgment) and corresponding to implied perpetuity growth rates ranging from 2.6% to 6.2%.”

By inserting the following new sentences immediately following the fourth sentence in the first paragraph under the subsection heading entitled “Opinion of the Company’s Financial Advisor – Discounted Cash Flow Analysis” on page 37 of the Schedule 14D-9:

“Based on the Financial Information, as described in “Certain Financial Projections” in Item 4(b)(iii) above, Citi estimated that the Company would utilize $216 million of NOLs through 2018, based on the Company’s $182 million NOL balance in 2012 and an estimated additional $34 million of new NOLs in 2013 and 2014. Citi calculated the present value of the NOLs per share as follows: $0.59 using a 12.1% discount rate; $0.61 using a 11.2% discount rate; and $0.63 using a 10.2% discount rate. In connection with this discounted cash flow analysis, the Company directed Citi to assume, at September 30, 2013, a cash balance of $91 million and debt including capital leases of $3.6 million.”

By amending and restating the third and fourth bullet points immediately following the first paragraph under the subsection heading entitled “Opinion of the Company’s Financial Advisor – Other Information” on page 38 of the Schedule 14D-9:

•	“premiums paid in transactions involving technology companies with transaction values greater than $500 million that were publicly announced in 2012 and 2013 until the date of announcement of the Offer and the Merger, which, utilizing a selected range of premiums one trading day prior to public announcement of such transactions, indicated an implied per share equity value reference range for the Common Stock of $10.39 to $11.63 per share; and

•	premiums paid in such transactions which, utilizing a selected range of premiums four weeks prior to public announcement of such transactions, indicated an implied per share equity value reference range for the Common Stock of $10.50 to $12.12 per share.”

By inserting the following new sentence immediately following the second sentence of the first paragraph under the subsection heading entitled “Opinion of the Company’s Financial Advisor – Miscellaneous” on page 38 of the Schedule 14D-9:

“Citi has not provided investment banking services to Vista or its affiliates or portfolio companies of Vista and its affiliates in the past two years.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following new paragraph after the first paragraph under the section entitled “Extension of the Offer” of the Schedule 14D-9 the following:

“On November 7, 2013, Purchaser extended the expiration of the Offer until 12:00 midnight, New York City time, on November 15, 2013 (one minute after 11:59 p.m., New York City time, on November 14, 2013). The tender offer was previously scheduled to expire at 5:00 p.m., New York City time, on November 14, 2013.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(H)	Joint Press Release issued by The Active Network, Inc., Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. on November 7, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ACTIVE NETWORK, INC.

By:	/s/ Jon Belmonte
Name:	Jon Belmonte
Title:	Interim Chief Executive Officer

Dated: November 7, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 8, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Athlaction Merger Sub, Inc. and Athlaction Holdings, LLC, filed with the Securities and Exchange Commission on October 8, 2013 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal for Shares (including Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Press release issued by The Active Network, Inc., dated September 30, 2013 (incorporated by reference to Exhibit 99.1 to The Active Network, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2013).

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on October 8, 2013 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(1)(H)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).

(a)(2)(A)	Letter to stockholders dated October 8, 2013, from Jon Belmonte, Interim Chief Executive Officer of the Company.

(a)(5)(A)	Letter to Employees from Jon Belmonte, Interim Chief Executive Officer of the Company (incorporated by reference to the Schedule 14D-9C filed with the SEC on September 30, 2013)

(a)(5)(B)	Employee Frequently Asked Questions (incorporated by reference to the Schedule 14D-9C filed with the SEC on September 30, 2013)

(a)(5)(C)	Outline for Employee Communications with Customers/External Partners (incorporated by reference to the Schedule 14D-9C filed with the SEC on September 30, 2013)

(a)(5)(D)	Form Letter to Customers (incorporated by reference to the Schedule 14D-9C filed with the SEC on September 30, 2013)

(a)(5)(E)	Opinion of Citigroup Global Markets Inc. to the Board of Directors of The Active Network, Inc. dated September 28, 2013 (incorporated by referenced to Annex II attached to this Schedule 14D-9).

(a)(5)(F)	Joint Press Release issued by The Active Network, Inc., Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. on October 29, 2013.

(a)(5)(G)	Joint Press Release issued by The Active Network, Inc., Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. on November 6, 2013.

(a)(5)(H)	Joint Press Release issued by The Active Network, Inc., Vista Equity Partners Fund III, L.P. and Vista Equity Partners Fund IV, L.P. on November 7, 2013.

(e)(1)	Agreement and Plan of Merger, dated September 28, 2013, by and among The Active Network, Inc., Athlaction Holdings, LLC, and Athlaction Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to The Active Network, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2013).

(e)(2)	Nondisclosure and Standstill Agreement, dated August 6, 2013, between The Active Network, Inc. and Vista Equity Partners III, LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	2002 Stock Option/Stock Issuance Plan, as amended (incorporated by reference to Exhibit 10.9 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 20, 2011).

(e)(4)	Form of Stock Option Agreement under 2002 Stock Option/Stock Issuance Plan, as amended (incorporated by reference to Exhibit 10.10 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 10, 2011).

(e)(5)	Addendum to Stock Option Agreement under 2002 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.27 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(6)	Form of Stock Purchase Agreement under 2002 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.28 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(7)	Addendum to Stock Purchase Agreement under 2002 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.29 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(8)	Form of Stock Issuance Agreement under 2002 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.30 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(9)	Addendum to Stock Issuance Agreement under 2002 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.31 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(10)	2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.16 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 5, 2011).

(e)(11)	Form of Stock Option Agreement under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.17 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 5, 2011).

(e)(12)	Form of Restricted Stock Agreement under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.18 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 5, 2011).

(e)(13)	Form of Restricted Stock Unit Agreement under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.19 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on May 5, 2011).

(e)(14)	2011 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.20 to The Active Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed with the Securities and Exchange Commission on August 12, 2011).

(e)(15)	Form of Performance Based Restricted Stock Unit Agreement under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.31 to The Active Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission on November 14, 2011).

(e)(16)	Form of Performance Based Exercisability Option Agreement under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.39 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 30, 2012).

(e)(17)	Form of The Executive Nonqualified “Excess” Plan Adoption Agreement, by The Active Network, Inc. (incorporated by reference to Exhibit 10.41 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2012).

(e)(18)	Form of The Executive Nonqualified Excess Plan Document (incorporated by reference to Exhibit 10.42 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 3, 2012).

(e)(19)	Form of Performance Based Restricted Stock Unit Notice under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.45 to The Active Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on November 2, 2012).

(e)(20)	Form of Performance Based Exercisability Option Notice under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.46 to The Active Network, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, filed with the Securities and Exchange Commission on November 2, 2012).

(e)(21)	Form of Market Stock Units Agreement and Related Notice of Grant of Market Stock Units under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.49 to The Active Network, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the Securities and Exchange Commission on February 27, 2013).

(e)(22)	Form of Market Stock Units Agreement and Related Notice of Grant of Market Stock Units under 2011 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.49 to The Active Network, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2013).

(e)(23)	Form of Indemnification Agreement for Directors and Executive Officers (incorporated by reference to Exhibit 10.1 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 8, 2013).

(e)(24)	Retention Agreement, dated March 8, 2010, by and between The Active Network, Inc. and Scott Mendel (incorporated by reference to Exhibit 10.24A to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on April 11, 2011).

(e)(25)	Employment Offer Letter, dated January 5, 2010, by and between The Active Network, Inc. and Scott Mendel (incorporated by reference to Exhibit 10.39 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on February 14, 2011).

(e)(26)	Employment Offer Letter, dated May 4, 2011, by and between The Active Network, Inc. and Darko Dejanovic, as amended (incorporated by reference to Exhibit 10.36 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 20, 2012).

(e)(27)	Retention Agreement, dated April 29, 2011, by and between The Active Network, Inc. and Darko Dejanovic (incorporated by reference to Exhibit 10.37 to The Active Network, Inc.’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 20, 2012).

(e)(28)	Amendment No. 2 to the Retention Agreement, dated December 20, 2012, by and between The Active Network, Inc. and Darko Dejanovic (incorporated by reference to Exhibit 10.48 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 24, 2012).

(e)(29)	Amended and Restated Change in Control Agreement, dated July 30, 2012, by and between The Active Network, Inc. and Dennis Triplett (incorporated by reference to Exhibit 10.2 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 8, 2013).

(e)(30)	Executive Employment Agreement, dated April 30, 2013, by and between The Active Network, Inc. and Jon Belmonte (incorporated by reference to Exhibit 10.50 to The Active Network, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 1, 2013).